March 23, 2012

BY EDGAR AND COURIER

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Tilly’s, Inc.

Registration Statement on Form S-1 filed on July 1, 2011

Amendment No. 3 filed on March 23, 2012

File No. 333-175299

Dear Mr. Reynolds:

On behalf of Tilly’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission set forth in the letter to the Company, dated September 23, 2011, relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-175299). An electronic version of Amendment No. 3 has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 3 has been marked to reflect changes made to the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used herein but not otherwise defined herein shall have the meanings in the Registration Statement.

Recent Developments, page 4

1.	We reviewed your planned disclosure of recent performance. In this regard, please address the following:

•	Revise to clarify where such information was obtained (e.g. internal reporting)

•	Revise to clarify the assumptions used for sales returns and how they were determined

•	Revise to clarify, if true, that the interim financial statements that include such period are not expected to be filed with the SEC until after the offering is completed

•

We note that you did not disclose net income and income per common share for the recent performance period and comparable prior period. We believe that these measures are important to an investors understanding of a company’s performance. Please revise to present net income and income per common share such current period and prior period here, or disclose in sufficient detail the reasons for omitting these measures

Mr. John Reynolds

March 23, 2012

•	Revise to clarify if product margin is the same as gross profit presented on your statement of operations. If not, please tell us the basis for including such measure and the differences.

Response: The Company advises the Staff that it has decided not to include a Recent Developments section in the Registration Statement.

Management’s Discussion and Analysis, page 37

2.	We note your response to comment seven of our letter dated August 25, 2011, and we reissue it in part. Please revise to clarify how much it will cost to you to launch your ecommerce fulfillment and distribution facility and commence its operation.

Response: The Company advises the Staff that it has disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Business sections on pages 38 and 72, respectively, of Amendment No. 3 to the Registration Statement, the total estimated cost to equip the Company’s new e-commerce distribution center, which is expected to open in the first half of fiscal year 2013.

Critical Accounting Policies and Estimates

Common Stock Valuation Methodologies, page 59

3.	We read your response to our prior comment 10, and we note that you determined additional data points were needed beyond your direct competitors to estimate volatility and expected term for your stock option valuation due to the highly volatile nature of your industry and your competitors. Please tell us (i) why you used additional data points beyond your direct competitors to apparently lower your volatility assumption, (ii) how your determination of volatility is consistent with SAB Topic 14D1 (Question 6) and FASB ASC 718-10-55-37c and (iii) how your stock option valuation (i.e. expense to be recognized upon IPO and prospectively over the remaining service period) would have differed if you had not selected additional retailers that do not compete directly with you.

Response: The Company advises the Staff that it determined that additional data points were necessary beyond its direct competitors for purposes of calculating the fair value of stock options granted due to the Company’s concern that there may be an insufficient number of data points to calculate a reasonable volatility assumption. Consistent with SAB Topic 14D1, the Company made good faith efforts to identify and use sufficient information in determining the best estimate of its expected volatility. Several of the Company’s direct competitors are significantly larger than the Company, and the Company was concerned that using only these companies in the volatility calculation may not result in an accurate estimate of the Company’s expected volatility. Therefore, consistent with ASC 718-10-55-37c, the Company decided to increase the number of entities in the peer group used for calculating its expected volatility in order to include both direct competitors of the Company as well as other retailers of a similar size and in a similar stage in their life cycle.

Mr. John Reynolds

March 23, 2012

The Company advises the Staff that including the additional data points resulted in a slightly higher, not lower, volatility assumption compared to what the volatility assumption would have been had only the nine direct competitor companies’ volatility been utilized. This, therefore, resulted in a slightly higher fair value calculation for the stock options granted than would have been the case had the Company used a volatility assumption derived solely from the nine direct competitor companies’ data. The Company compared the total stock-based compensation for all stock option grants using the volatility rates disclosed in its Registration Statement to what the total stock-based compensation would have been had the non-direct competitor entities not been included. The calculation resulted in a net difference for all of the grants (including the re-pricing of some awards on October 8, 2010) of less than $100,000 over the expense recognition period for all of the options granted, which the Company believes to be immaterial.

Business, page 63

4.	We note your response to comment 12 of our letter dated August 25, 2011. Please note while you intend to consummate your Reorganization Transaction a few days prior to the consummation of the Company’s IPO, we need sufficient time to review any post-reorganization disclosures in an amended registration statement and your executed Reorganization Transaction agreements prior to effectiveness.

Response: The Company acknowledges that the Staff will need sufficient time to review any post-reorganization disclosures in an amended registration statement. The Company also advises the Staff that pro forma disclosures relating to the Reorganization Transaction and consummation of the initial public offering have been included in the Summary Consolidated Financial and Other Data on pages 8-10 of Amendment No. 3 to the Registration Statement.

The Company supplementally advises the Staff that it does not anticipate the executed Reorganization Transaction agreements will differ materially from the form agreements currently filed with the Registration Statement.

Management

Executive Officers and Directors, page 77

5.	We note your response to comment 16. Please revise your disclosure to provide the information in the second paragraph of your response in the forepart of this section addressing information about the executive officers.

Response: The Company has considered the Staff’s comment and believes its disclosure regarding the Company’s management team is compliant with Item 401 of Regulation S-K and consistent with the disclosure required of other publicly traded companies. The Company also advises the Staff that the Company does provide disclosure in the Compensation Discussion and

Mr. John Reynolds

March 23, 2012

Analysis section of Amendment No. 3 to the Registration Statement under “Historical Compensation Decisions and Changes Going Forward” on pages 83-84 with respect to the management and decision-making role of Mr. Shaked during his tenure as the Company’s Chief Executive Officer. Further, the Company supplementally advises the Staff that following Mr. Griesemer’s appointment in 2011 the delegated authority of the Company’s management team has changed and therefore the Compensation Discussion and Analysis section of the Registration Statement discloses compensation for five individuals who meet the definition of “executive officers” as set forth in Rule 3(b)-7 of the Exchange Act during our 2011 fiscal year.

Supplemental Information

Based on discussions with the underwriters, the Company’s current estimate of the price range for the Company’s Class A common stock is $11.00 to $14.00. The assumptions supporting the estimated initial public offering price range represent management’s best estimates and discussions between the Company and the underwriters, but involve complex and subjective judgments. In particular, this estimated price range takes into account the recent performance and public valuation of similar retail companies as well as the proposed size of the offering. Notwithstanding the foregoing, the underwriters have noted that any projection as to the Company’s public market valuation would be inherently speculative and would be subject to developments in the business as well as changes in market conditions and trading valuations of comparable companies between the time of this letter and the offering. The Company expects to include a price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

If you have any questions regarding any of the responses in this letter or Amendment No. 3 to the Company’s Registration Statement, please call Patrick Grosso, General Counsel, at (949) 609-5567 or, in his absence, Bill Langsdorf, Chief Financial Officer, at (949) 609-5552.

Sincerely,

/s/ Daniel Griesemer

Daniel Griesemer

Enclosure

Cc:	Edwin Kim

David Link

Blaise Rhodes

Brian Bhandari